Filed by Shinsei Bank, Limited
Pursuant to Rule 425(a) under the United States
Securities Act of 1933, as amended

Subject Company: Aozora Bank, Ltd.
Correspondence File No. 132-0001

Merger of Aozora Bank and Shinsei Bank

Creation of a Japanese financial institution that meets the needs of its customers and is truly sought by society

July 1, 2009

AOZORA BANK

SHINSEI BANK

Agenda

Rationale for the Merger

2

Vision for the Merger

3

Values of the Combined Bank

4

Areas of Focus

1. Domestic Corporate Finance

5

2. Individual Customers

6

3. Alliances with Regional Financial Institutions

7

Overview of the Merger

8, 9

Company Profiles  (as of March 31, 2009)

10

Key Takeaways

11

AOZORA BANK

SHINSEI BANK

Rationale for the Merger

Background

Increasing importance of attaining sufficient scale and maintaining a strong financial platform	Need for a neutral financial institution, unaffiliated with any particular financial group

Aozora Bank and Shinsei Bank –
Merger of Equals

Secure organizational stability	Develop products and services line-up	Expand client base	Utilize IT and improve operational efficiencies

Enhance profitability

AOZORA BANK

SHINSEI BANK

Vision for the Merger

Deeply-rooted domestically, truly sought by customers, the market and society, and continually contributing to the development of the domestic economy and society

Management and employees to foster a corporate culture that maximizes the Combined Bank’s capabilities

Strive to further reinforce corporate governance and compliance functions

Utilize advanced information technology to appropriately respond to customer needs and promote growth

AOZORA BANK

SHINSEI BANK

Values of the Combined Bank

Organizational stability

Ranked sixth domestically in terms of total assets, the Combined Bank will secure organizational stability through its robust capital base and enhanced funding capabilities

Financial and IT expertise

Superior financial knowledge and expertise, coupled with innovative systems and technology

Neutrality

Neither mega- nor regional, the Combined Bank will be independent and not belong to any particular financial group

Mid- to long-term perspective

With experience and knowledge based on a shared history as long-term credit banks, the Combined Bank will take a mid- to long-term perspective, and be equipped with strong credit assessment capabilities

Brand awareness

Widely recognized brand, demonstrated by top-ranked customer satisfaction levels

AOZORA BANK

SHINSEI BANK

Areas of Focus (1)  Domestic Corporate Finance

Enhance value-added solutions for
domestic corporate finance

Provide superior solutions

Asset finance (real estate, securitization and leasing)

Corporate reorganization (leveraged buy out/management buy out finance)

Corporate restructuring and finance (debtor-in-possession finance and advisory services)

Assist corporations and emerging industries that support the Japanese economy

Increase lending to small- and medium-sized enterprises

Provide appropriate risk capital to businesses

Contribute to the regional economy and society

Collaborate with regional financial institutions to support local industries and corporations

Increase business with the public sector

AOZORA BANK

SHINSEI BANK

Areas of Focus (2)  Individual Customers

Maintain a high level of customer satisfaction

Continue to expand the retail banking business

as a core source of funding

Provide a wide range of products as well as highly sophisticated consulting services

Offer value-added services at a low cost using advanced IT systems

Provide seamless products and services

transcending the traditional boundaries of “banks” and “non-banks”

Offer a wide range of credit products such as mortgage loans, card loans, credit cards and consumer loans

Adopt a new “Responsible Lending” business model in consumer finance that focuses on compliance, customer satisfaction and profitability

AOZORA BANK

SHINSEI BANK

Areas of Focus (3)  Alliances with Regional Financial Institutions

Position the Combined Bank to respond to
strategic alliance opportunities

Support regional financial institutions

utilizing the Combined Bank’s financial expertise

Address specific management issues of financial institutions

Provide diversified products and support product development

Support turnaround strategies

Proactively respond to the consolidation of the financial industry

Promote alliances, both capital and business, through the development of mutually beneficial relationships

Provide a platform for intra-regional partnerships

Provide financial products to meet the investment and funding needs of regional financial institutions and their clients

AOZORA BANK

SHINSEI BANK

Overview of the Merger (1)

Major Decision Items

Merger Ratio: 1 to 1

Merger Structure: Merger of equals that is legally structured with Shinsei Bank as the surviving corporation and Aozora Bank as the dissolving corporation

Combined Ratios/Per Share Data (as at March 31, 2009)

Total Capital Adequacy Ratio: 9.33%

Tier I Capital Ratio: 8.00%

Joint Integration Execution Framework

Integration Committee

Co-chaired by Brian F. Prince and Masamoto Yashiro, which will facilitate the prompt and smooth integration of the banks and their operations

Mr. Norito Ikeda, who is currently a Special Advisor to A.T. Kearny K.K. and former President of Ashikaga Bank, will become a Senior Advisor to both banks and, as a member of the Integration Committee, will lead the integration process with Brian F. Prince and Masamoto Yashiro

Integration Advisory Group

Chaired by a director of Aozora Bank, which will operate as an advisory body to the two chief executive officers

AOZORA BANK

SHINSEI BANK

Overview of the Merger (2)

Merger Schedule

July 1, 2009

Enter into an Alliance Agreement

June 2010 (Scheduled)

Approval of the Merger Agreement at the Board of Directors’ Meeting (both banks)

June 2010 (Scheduled)

Signing of the Merger Agreement

June 2010 (Scheduled)

Resolution to Approve the Merger Agreement at the Shareholders’ Meeting (both banks)

October 2010 (Scheduled)

Effective Date of Merger

Post Merger Status

Representative: Mr. Norito Ikeda

Currently a Special Advisor to A.T. Kearny K.K. and former President of Ashikaga Bank.

To become a Senior Advisor to both banks, and a member of the Integration Committee

Company Name/Headquarters Location:

To be determined through discussions between the two parties

AOZORA BANK

SHINSEI BANK

Company Profiles (as of March 31, 2009)

	Shinsei Bank		Aozora Bank
Established	December 1952		April 1957
Head Office Location	1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan		3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
Representative	Chairman of the Board, President and Chief Executive Officer Masamoto Yashiro		President and Chief Executive Officer[1] Brian F. Prince
Paid in Capital	476,296	million yen	419,781	million yen
Number of Shares Issued	2,060,346,891	common shares	1,650,147,352	common shares
			282,871,500	preferred shares[2]
Net Assets (Consolidated)	767,481	million yen	529,607	million yen
Total Assets (Consolidated)	11,949,196	million yen	6,077,330	million yen
Deposits and Debentures[3]	6,947,681	million yen	4,399,527	million yen
Loans and Bills Discounted	5,876,910	million yen	3,484,945	million yen
Employees (Consolidated)	7,006		1,847
Branches (excl. ATM-only locations)	35		20 (Headquarters and 19 domestic branches)

Amounts: rounded down. Percentages: rounded. All figures are on a consolidated-basis unless otherwise noted.

1 Title is as of the date of the press release.  As of March 31, 2009, Mr. Prince’s title was Acting President and Acting Chief Executive Officer.

2 There are two series of preferred shares, Series 4 (Class A) and 5 (Class C).

Series 4 (Class A) preferred shares are held by the Deposit Insurance Corporation of Japan with a total of 24,072,000 shares issued.

Series 5 (Class C) preferred shares are held by the Resolution and Collection Corporation with a total of 258,799,500 shares issued.

3 Includes negotiable certificates of deposit.

AOZORA BANK

SHINSEI BANK

Key Takeaways

Merger Rationale

Need for a neutral financial institution that is independent from any particular financial group, given market dominance by a few players

Scale required as we modify our business model to move with the rapidly changing business environment and to meet customer needs

Values and Strengths of the Combined Bank

Scale and greater organizational stability supported by a strong capital base, enhanced funding capabilities and a clean balance sheet

Diverse corporate culture that supports companies and industries with a mid- to long-term perspective, equipped with strong credit assessment capabilities

Significant experience in the asset finance (real estate, securitization and leasing) and consumer finance businesses

Highly recognized brand, evidenced by top-ranked customer satisfaction levels

Low-cost operations that are not restricted by time or location through the application of advanced IT

Overview of the Combined Bank

Sixth largest Japanese bank in terms of total assets

Areas of focus

Domestic Corporate Finance

Individual Customers

Alliances with Regional Financial Institutions

AOZORA BANK

SHINSEI BANK

This presentation is not an offering of securities for sale in any jurisdiction.

Shinsei Bank may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “U.S. SEC”) in connection with the proposed business combination transaction. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Shinsei Bank and Aozora Bank, the business combination transaction and related matters including the terms and conditions of the transaction. U.S. shareholders of Aozora Bank are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the business combination transaction carefully before they make any decision at the shareholders’ meeting of Aozora Bank with respect to the business combination transaction. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the business combination transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov.  In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the business combination transaction will be made available, free of charge, on the websites of Shinsei Bank, Limited (www.shinseibank.com) and Aozora Bank, Ltd. (www.aozorabank.co.jp), or to U.S. shareholders of Aozora Bank who make a written request to Shinsei Bank, Limited, Group Investor Relations & Corporate Communications Division at 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan or Aozora Bank, Ltd., Corporate Communication Group at 3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan.

Forward-Looking Statements

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigatio n matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Shinsei Bank may file with the U.S. SEC.

AOZORA BANK

SHINSEI BANK